SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

13 October 2025
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 13 October 2025
           re: Board Change

13 October 2025

LLOYDS BANKING GROUP PLC: BOARD CHANGE

Lloyds Banking Group plc ("LBG") announces that Scott Wheway will step down as a Non-Executive Director of LBG and as Chair of Scottish Widows Group with effect from 31 October 2025. Scott, who is also a member of the LBG Board Risk Committee and Nomination and Governance Committee, is leaving to take up the position of Chair at Legal & General Group Plc where he will become a Non-Executive Director from 2 January 2026. A process will be run for the next Chair of Scottish Widows Group. Chris Moulder, the Senior Independent Director of Scottish Widows Group, will take on the role of interim Chair of Scottish Widows Group subject to regulatory approval.

Sir Robin Budenberg, LBG Chair, said: "I and the Board would like to thank Scott for the contribution he has made to LBG and for the leadership and commercial acumen he has brought to the Board and in his role as Chair of Scottish Widows Group. He leaves with our thanks and best wishes for his new role. I am grateful to Chris for taking on the role of interim Chair of Scottish Widows Group."

END

For further information:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 7788 352487

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 13 October 2025